UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated February 25, 2015: Ocean Rig UDW Inc. Reports Financial and Operating Results for the Fourth Quarter 2014.

                                                                     SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: February 25, 2015	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING RESULTS FOR THE FOURTH QUARTER 2014

February 25, 2015, Nicosia, Cyprus. Ocean Rig UDW Inc. (NASDAQ:ORIG), or Ocean Rig or the Company, an international contractor of offshore deepwater drilling services today announced its unaudited financial and operating results for the fourth quarter ended December 31, 2014.

Fourth Quarter 2014 Financial Highlights

➢

For the fourth quarter of 2014, the Company reported a net income of $87.5 million, or $0.66 basic and diluted earnings per share.

➢

The Company reported Adjusted EBITDA of $276.7 million for the fourth quarter of 2014, as compared to $163.8 million for the fourth quarter of 2013.(1)

Year Ended December 31, 2014 Financial Highlights

➢

For the year ended December 31, 2014, the Company reported a net income of $259.8 million, or $1.96 basic and diluted earnings per share.

Included in the year ended December 31, 2014 results are:

-

Non-cash write-offs and redemption costs associated with the full refinancing of Ocean Rig's $500.0 million 9.5% senior unsecured notes due 2016, totaling $32.6 million or $0.25 per share.

-

Non-cash write offs and breakage costs associated with the full refinancing of Ocean Rig's $1.35 billion Senior Secured Credit Facility, totaling $22.0 million or $0.17 per share.

Excluding the above items, the Company would have reported a net income of $314.4 million, or $2.38 per share.

➢

The Company reported Adjusted EBITDA(1) of $962.5 million for the year ended 2014, as compared to $545.7 million for the year ended 2013.

Recent Highlights

-

On February 24, 2015, the Company’ Board of Directors declared a quarterly cash dividend with respect to the quarter ended December 31, 2014, of $0.19 per common share, to its shareholders of record as of March 10, 2015 and payable on or about March 23, 2015.

George Economou, Chairman and Chief Executive Officer of the Company, commented:

“We are pleased to report another solid quarter driven by strong operating results and a fleet utilization of approximately 95%. As a result, our Board of Directors declared the fourth consecutive quarterly cash dividend of $0.19 per share to our shareholders, with respect to operations during the last quarter of 2014.

“The market remains challenging and we continue to navigate this downturn by staying close to our customers, providing a first class service and showing flexibility as needed to reach solutions that benefit all parties. As a result of our prudent employment strategy we have a best in class 93% and 65% of our calendar days under contract in 2015 and 2016 respectively.  With this strong backlog, Ocean Rig is well positioned not only to weather the storm but also to pursue distressed asset opportunities as they arise.”

Financial Review: 2014 Fourth Quarter

The Company recorded net income of $87.5 million, or $0.66 basic and diluted earnings per share, for the three-month period ended December 31, 2014, as compared to a net income of $39.7 million, or $0.30 basic and diluted earnings per share, for the three-month period ended December 31, 2013. Adjusted EBITDA(1) was $276.7 million for the fourth quarter of 2014, as compared to $163.8 million for the same period in 2013.

Revenues from drilling contracts increased by $153.9 million to $499.4 million for the three-month period ended December 31, 2014, as compared to $345.5 million for the same period in 2013.

Drilling rigs and drillships’ operating expenses increased to $194.8 million and total depreciation and amortization increased to $84.5 million for the three-month period ended December 31, 2014, from $138.3 million and $65.3 million, respectively, for the three-month period ended December 31, 2013. Total general and administrative expenses decreased to $34.8 million in the fourth quarter of 2014 from $41.2 million during the same period in 2013.

Interest and finance costs, net of interest income, amounted to $62.3 million for the three-month period ended December 31, 2014, compared to $47.0 million for the three-month period ended December 31, 2013.

Fleet List

The table below describes our fleet profile as of February 24, 2015:

   Total backlog as of February 24, 2015 amounted to $5.2 billion.

Unit Leiv Eiriksson	Year built/ or Scheduled Delivery 2001	Redelivery Q1 – 16	Operating Area Norwegian Continental Shelf
Eirik Raude	2002	Q4 – 15	Falkland Islands
Ocean Rig Corcovado	2011	Q2 – 15	Brazil
		Q2 – 18	Brazil
Ocean Rig Olympia	2011	Q3 – 15(1)	Angola
		Q4 – 15(2)	Angola
Ocean Rig Poseidon	2011	Q2 – 16	Angola
		Q2 – 17(2)	Angola
Ocean Rig Mykonos	2011	Q1 – 15	Brazil
		Q1 – 18	Brazil
Ocean Rig Mylos	2013	Q3 – 16	Brazil
Ocean Rig Skyros	2013	Q3 – 15(2)	Nigeria, Angola
		Q3 – 21	Angola
Ocean Rig Athena	2014	Q2 – 17	Angola
Newbuildings
Ocean Rig Apollo	Mar.2015	Q2 – 18	West Africa
Ocean Rig Santorini	Jun. 2016	N/A	N/A
Ocean Rig TBN#1	Feb. 2017	N/A	N/A
Ocean Rig TBN#2	Jun. 2017	N/A	N/A

(1) TOTAL E&P ANGOLA has notified us its intentions to redeliver the Ocean Rig Olympia on completion of its present well expected in the first quarter of 2015 and ahead of the contractual redelivery date of August 2015. We are presently in discussions with Total EP Angola and intend to legally defend our rights should we fail to reach an amicable solution. The backlog calculation for the Ocean Rig Olympia assumes that the unit is employed until the end of the contract.

(2) Includes new ENI contracts which are subject to customary closing conditions which we expect will be obtained before the end of the first quarter of 2015.

Ocean Rig UDW Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended December 31,		Year Ended December 31,
	2013	2014	2013	2014

REVENUES:
Revenues from drilling contracts	$345,458	$499,366	$1,180,250	$1,817,077

EXPENSES:
Drilling rig operating expenses	138,311	194,815	504,957	727,832
Depreciation and amortization	65,275	84,467	235,473	324,302
General and administrative expenses	41,182	34,830	126,868	131,745
Legal settlements and other, net	-	(3,454)	6,000	(721)

Operating income	100,690	188,708	306,952	633,919

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(46,952)	(62,329)	(210,969)	(287,904)
Gain/(loss) on interest rate swaps	(2,384)	(6,447)	8,616	(12,671)
Other, net	(2,198)	3,523	3,315	4,282
Income taxes	(9,492)	(35,950)	(44,591)	(77,823)
Total other expenses, net	(61,026)	(101,203)	(243,629)	(374,116)

Net income attributable to Ocean Rig UDW Inc.	$39,664	$87,505	$63,323	$259,803

Net income attributable to Ocean Rig UDW Inc. common stockholders	$39,563	$87,229	$63,221	$259,031

Earnings per common share, basic and diluted	$0.30	$0.66	$0.48	$1.96
Weighted average number of shares, basic and diluted	131,762,989	131,851,422	131,727,504	131,837,227

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2013	December 31, 2014

ASSETS
Cash, cash equivalents and restricted cash (current and non-current)	$659,028	$531,497
Other current assets	400,689	446,695
Advances for drillships under construction and related costs	662,313	622,507
Drilling rigs, drillships, machinery and equipment, net	5,777,025	6,207,633
Other non-current assets	121,395	233,289
Total assets	7,620,450	8,041,621

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	3,993,236	4,372,450
Total other liabilities	647,371	502,895
Total stockholders’ equity	2,979,843	3,166,276
Total liabilities and stockholders’ equity	$7,620,450	$8,041,621

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, class survey costs and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended December 31,		Year Ended December 31,
	2013	2014	2013	2014
Net income	$39,664	$87,505	$63,323	$259,803

Add: Net interest expense	46,952	62,329	210,969	287,904
Add: Depreciation and amortization	65,275	84,467	235,473	324,302
Add: Income taxes	9,492	35,950	44,591	77,823
Add: Loss/ (Gain) on interest rate swaps	2,384	6,447	(8,616)	12,671
Adjusted EBITDA	$163,767	$276,698	$545,740	$962,503

Drill Rigs Holdings Inc - Supplemental Information

Leiv Eiriksson

The Leiv Eiriksson is currently drilling offshore Norway under our three-year contract with Rig Management Norway. During the fourth quarter of 2014, the unit achieved operating utilization rate of 98.9%.

Eirik Raude

The Eirik Raude is currently mobilizing from West Africa to the Falkland Islands to commence a minimum six well contract with Premier Oil. The drilling unit is expected to commence drilling operations under our Premier Oil contract in the first quarter of 2015. During the fourth quarter of 2014, the unit achieved operating utilization of 97.5%.

Summary Financials of Drill Rig Holdings Inc.:

	Year ended December 31, 2013	Year ended December 31, 2014
(Dollars in thousands)
Total assets…………………………………	$ 1,366,349	$1,254,454
Total debt, net of financing fees………..	(784,485)	(788,224)
Shareholders equity………………………	(458,298)	(384,938)
Total cash and cash equivalents……….…	$ 87,007	$23,635

	Year ended December 31, 2013	Year ended December 31, 2014
(Dollars in thousands)
Total revenue………………………………	$ 407,633	$427,703
EBITDA..……………………….…………	$ 229,419	$231,709

    EBITDA reconciliation of Drill Rig Holdings Inc.:

(Dollars in thousands)	Year Ended December 31,
	2013	2014
Net Income	$109,013	$114,058
Add: Net interest expense	44,117	37,379
Add: Depreciation and amortization	72,110	77,158
Add: Income taxes	4,179	3,114
EBITDA	$229,419	$231,709

  Conference Call and Webcast: February 26, 2015

As announced, the Company’s management team will host a conference call, on Thursday, February 26, 2015 at 8:00 a.m. Eastern Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Ocean Rig"

A replay of the conference call will be available until March 5, 2015. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55592075#.

A replay of the conference call will also be available on the Company’s website at www.ocean- rig.com under the Investor Relations section.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. The company owns and operates 13 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, 1 of which is scheduled to be delivered to the Company during 2015, 1 of which is scheduled to be delivered to the Company during 2016 and 2 of which are scheduled to be delivered during 2017.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG”

Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward- looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, may of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include (i) factors related to the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs; (ii);hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) changes in laws and governmental regulations, particularly with respect to environmental matters; (iv) the availability of competing offshore drilling vessels; (v) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vi) the performance of our rigs; (vii) our ability to procure or have access to financing and comply with our loan covenants; (viii) our ability to successfully employ our drilling units; (ix) our capital expenditures, including the timing and cost of completion of capital projects; and (x) our revenues and expenses. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York) Tel. 212-661-7566

E-mail: oceanrig@capitallink.com